Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

February […], 2021

VIA EDGAR TRANSMISSION

Ms. Elizabeth Bentzinger
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Mairs & Power Minnesota Municipal Bond ETF (S000069483)

Dear Ms. Bentzinger,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 13, 2020 regarding the Trust’s Post-Effective Amendment No. 738 (“PEA No. 738”) to its registration statement, filed on behalf of its series, the Mairs & Power Minnesota Municipal Bond ETF (the “Fund”). PEA No. 738 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on June 30, 2020 for the purpose of registering the Fund as a new series of the Trust. The Trust is filing this PEA No. […] (“PEA No. […]”) under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: Please file supplementary responses no later than five business days before filing the subsequent 485(b) amendment.

Response: The Trust responds by confirming that this correspondence is being submitted at least five business days before the filing of the Amendment.

2.Staff Comment: Please include the ticker symbol for the Fund.

Response: The Trust responds by making the requested revision.

3.Staff Comment: If the Fund is advised by or sold through an insured depositary institution, please add the disclosure required by Item 4(b)(iii) of Form N-1A.

Response: The Trust responds by supplementally confirming the Fund is neither advised by nor sold through an insured depositary institution.

4.Staff Comment: Please confirm that a legal opinion will be filed for the new series of the Trust.

Response: The Trust responds by confirming that a legal opinion for the new series will be filed.

Prospectus – Summary Section – Fees and Expenses of the Fund

5.Staff Comment: Please revise the statement in the narrative disclosure preceding the Expense Example chart to clarify that fees may be applicable whether holding or redeeming shares of the Fund.

Response: The Trust responds by making the requested revision.

Prospectus – Summary Section – Principal Investment Strategies

6.Staff Comment: Please disclose that investments in inverse floaters will be valued on a marked-to-market basis rather than notional value as required by Rule 35d-1 (the “Names rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust responds by adding the following disclosure: “The Fund may invest in inverse floaters with any degree of leverage (measured by comparing the outstanding principal amount of related short-term floating rate securities to the par value of the underlying municipal bond). However, the Fund may only expose up to 10% of its total assets to the effects of leverage from its investments in inverse floaters. The Fund’s investments in inverse floaters are included and will be valued on a marked-to-market basis for purposes of the 80% policy described above. ”

7.Staff Comment: Please disclose the lowest rated securities in which the Fund may invest and whether the Fund may invest in securities that are in default.

Response: The Trust responds by revising the disclosure in the third paragraph of this section to read in part:

“Under normal market conditions, the Fund will invest at least 75% of its net assets in securities that are, at the time of investment, rated investment grade (i.e., rated Baa3/BBB- or above) by at least one nationally recognized statistical rating organization (“NRSRO”), but may invest up to 25% of its net assets at the time of investment in non-investment-grade securities, which are not in default (i.e, rated within B3/B- to Ba1/BB+), sometimes called “junk bonds”, as well as unrated securities. The Fund is not permitted to invest in securities that are rated below B3/B- or equivalent NRSRO ratings, or securities deemed either in default or near default by the Fund’s investment adviser, Mairs & Power, Inc. (the “Adviser”).”

8.Staff Comment: The Fund includes “Municipal Mortgage-Backed Securities Risk” but does not include any discussion related to industry concentration. If the Fund does intend to concentrate in any particular industry or group of industries, please include applicable disclosure in the discussion of the Fund’s principal investment strategies.

Response: The Fund does not intend to invest in municipal mortgage-backed securities as part of its principal investment strategies and the Municipal Mortgage-Backed Securities Risk will be deleted from the discussion of the Fund’s principal investment risks.

9.Staff Comment: To the extent the Fund intends to invest more than 15% in non-investment grade private mortgage-backed securities, given the liquidity profile explain how the Fund determines that the investment strategy is appropriate in the open-end investment structure. Please include general market data on the types of data and information on the relevant factors in Rule 22e-4 under the 1940 Act.

Response: The Fund does not intend to invest in non-investment grade private mortgage-backed securities as part of its principal investment strategy or otherwise invest in non-investment grade private mortgage-backed securities.

10.Staff Comment: Please provide supplementally the basis for deeming pre-refunded or escrowed-to-maturity bonds as investment grade.

Response: The Trust responds by supplementally noting that pre-refunded bonds or escrowed-to-maturity bonds are bonds for which the payment of principal and interest of the bonds is funded from a designated escrow account that holds U.S. Treasury securities or other obligations of the U.S. Government (including its agencies and instrumentalities). The Fund’s Adviser considers all bonds that are pre-refunded or escrowed-to-maturity using U.S. Treasury securities or U.S. government agency securities to be investment grade securities. The income and principal from such municipal bonds is normally secured by an irrevocable trust of U.S. government securities. Thus, the payments from pre-refunded municipal bonds are no longer dependent upon the revenue stream or tax collections of the issuing municipality. Accordingly, the Fund’s Adviser believes it is appropriate to consider such securities to be investment grade. The disclosure in the third paragraph of this section will be revised to read in part:

“The Fund will consider pre-refunded or escrowed-to maturity bonds using U.S. Treasury securities or U.S. government agency securities, regardless of rating, to be investment grade securities.”

Prospectus – Summary Section – Principal Risks of Investing in the Fund

11.Staff Comment: Please reorder the risks so that they appear in order of materiality rather than alphabetically.

Response: The Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors. While the Trust respectfully declines to reorder the principal risks, the following disclosure will modify the current disclosure in the first paragraph under “Principal Risks of Investing in the Fund” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence:

“Losing all or a portion of your investment is a risk of investing in the Fund. The following additional risks could affect the value of your investment, and are ordered alphabetically rather than by importance. You should understand these risks before investing.”

12.Staff Comment: Please clarify the disclosure under the sub-caption “Credit Risk” to more clearly state that debt issuers may default or fail to pay principal and interest.

Response: The Trust responds by making the requested revision.

13.Staff Comment: Please clarify the disclosure under the sub-caption “ETF Risk - Cash Redemption Risk” to disclose that the Fund could incur brokerage costs versus redemptions in-kind. Also disclose that these costs could decrease the Fund’s net asset value (“NAV”) if such costs are not offset by transaction fees received by the Fund.

Response: The Trust responds by supplementally noting that the Fund may charge transaction fees on redemptions of Fund shares in creation units to offset the Fund’s brokerage costs to effect the redemption. The following disclosure will be added:

“To the extent that the transaction fees charged for redemptions of creation units is insufficient to cover the Fund’s transaction costs of selling portfolio securities, the Fund’s performance could be negatively impacted.”

14.Staff Comment: Please clarify the disclosure under the sub-caption “ETF Risk - Shares May Trade at Prices Other Than NAV” to clarify that if ETFs trade at market price, investors may pay significantly more or receive significantly less than the underlying value of the shares bought or sold.

Response: The Trust responds by adding the following sentence to the disclosure: “As a result, investors in the Fund may pay significantly more or receive significantly less for Shares than the Fund’s NAV.”

15.Staff Comment: Please clarify the disclosure under the sub-caption “ETF Risk - Trading” to more clearly state that the adverse effect on the liquidity of shares could in turn lead to differences in market price of the Shares and the underlying value of the Shares.

Response: The Trust responds by adding the following disclosure: “This could lead to the Fund’s shares trading at a price that is higher or lower than the Fund’s NAV.”

16.Staff Comment: Consider whether the Minnesota Municipal Securities Risk and Minnesota State Specific Risk should be revised in light of the COVID-19 pandemic.

Response: The Trust responds by noting supplementally that it is not proposing to revise the Minnesota Municipal Securities Risk or the Minnesota State Specific Risk. The Trust notes that risks relating to the COVID-19 pandemic are currently addressed in the Recent Market Events Risk.

17.Staff Comment: Please identify the sector(s) in which the Fund may hold securities and the position or remove Sector Risk.

Response: The Trust responds by removing the Sector Risk.

Prospectus – Summary Section – Performance

18.Staff Comment: Form N-1A requires the Fund’s performance be measured against a “broad-based securities market index” that reflects the performance of the entire stock market. Please include a broad-based securities market index as the primary benchmark index.

Response: The Trust notes that information regarding a broad-based securities market index is not required by Form N-1A until such time as the Fund has completed a full calendar year of operations. Consequently, the Trust respectfully declines to add the requested information at this time.

Prospectus – Principal Investment Strategies

19.Staff Comment: The Staff notes that the Item 9 section disclosure is less robust than the discussion of the Principal Investment Strategies section in the Summary Section. However, the Summary section should be a summary of Item 9. Please revise the disclosure to comply with the layered disclosure regime adopted by the SEC. Please also add disclosure responsive to Item 9(b)(2) of Form N-1A.

Response: The Trust responds by revising the Item 9 section disclosure to include more robust disclosure regarding the Fund’s investments and other risks in compliance with the SEC’s layered disclosure regime. Additional disclosure in response to Item 9(b)(2) of Form N-1A has been added.

SAI – Investment Policies, Strategies and Associated Risks

20.Staff Comment: Explain supplementally why LIBOR is not a principal risk of the Fund and explain how the discontinuation of LIBOR could affect the Fund’s investments. Include in the discussion investments paid at floating rates that do not include a fall out provision, how it will affect liquidity of the investment and how the transition to any successor rate could impact the Fund.

Response: The Trust responds by noting that the vast majority of securities in the Fund should have fixed coupons. The Trust is aware of the potential transition away from LIBOR, and because LIBOR plays a minor role in the municipal market, the Trust anticipates negligible LIBOR exposure with respect to the Fund’s investments.

SAI – Fundamental Investment Restrictions

21.Staff Comment: Under Fundamental Investment Restriction No. 3, add disclosure that the Fund will consider the investments of other investment companies in which the Fund invests when the Fund determines compliance with its concentration policies.

Response: The Trust responds by adding the following disclosure in a footnote to Fundamental Investment Restriction No. 3:

“For purposes of complying with this restriction, the Fund will look through to the investments in any underlying fund that has disclosure in its most recent prospectus stating that the underlying fund is concentrated in a particular industry or group of industries as the fund’s investment in such industry or group of industries. The Fund will treat investments in underlying funds without such disclosure as not being invested in any particular industry or group of related industries.”

22.Staff Comment: The reference to carving out government securities including political subdivisions should be clarified in adjacent disclosure per SEC Release No. IC-9785 (5/31/1977).

Response: The Trust responds by supplementally noting that SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” To the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. This approach is consistent with the Fund’s disclosures regarding the treatment of municipal bonds for purposes of the Fund’s industry concentration restrictions (i.e., the Fund discloses that “tax-exempt securities of state or municipal governments and their political subdivisions, agencies or instrumentalities” are not subject to the concentration policy.)

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.

Sincerely,

__________________________________

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers